Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
Web www.premier-oil.com
Telephone + 44 (0)20 7730 1111
Facsimile + 44 (0)20 7730 4696
Telex 918121
Email Premier@Premier-oil.com

PremierOil

03045387

12th December 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 12th December 2003.

"Premier Farms Out Licences and Applies for New Licences in Guinea Bissau"

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Yours faithfully

Stephen Huddle
Company Secretary

Enc.

SEC MAIL PROCESSING
RECEIVED
DEC 29 2003
WASH. D.C. 183 SECTION

PREMIER OIL PLC
("Premier")

Premier Farms Out Licences and Applies for New Licences in Guinea Bissau

Premier is pleased to announce that it has reached agreement with Occidental Petroleum Corporation (NYSE: OXY) to farm out 40% of its 100% paying interest in Blocks 2, 4A and 5A (the Sinapa and Esperanca blocks) offshore Guinea Bissau in West Africa. Premier will retain operatorship. A drilling rig has been contracted to begin drilling the Sinapa-2 well in the first quarter of 2004 to test a 250 million barrel oil prospect, one of a number of similar prospects on the blocks.

Premier and Occidental have also jointly been granted two new licences covering blocks 7B and 7C, also offshore Guinea Bissau, subject to Guinea Bissau government final approval. Premier, as operator, has a 25% paying share while Occidental has a 75% share. The partners plan to commence operations by acquiring a 2D seismic survey in 2004.

Charles Jamieson, Chief Executive of Premier, said:

"We are very pleased to have as technically a strong partner as Occidental and at the same time to have taken more acreage in Guinea Bissau. We are looking forward to drilling this highly prospective area early in 2004."

12 December 2003

ENQUIRIES:

Premier Oil plc — **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill — **Tel: 020 7457 2020**
James Henderson
Phil Wilson-Brown

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration and appraisal is ongoing in the UK, Indonesia, West Africa (Mauritania, Guinea Bissau and Gabon) and South Asia (Pakistan and India).

The current partners and interests in the Guinea Bissau licenses are:

	Blocks 2, 4A & 5A Sinapa/Esperanca		**Blocks 7B & 7C**	
	Exploration Phase	On Commercial Discovery	Exploration Phase	On Commercial Discovery
Premier Oil plc (Operator)**	60%	42%	25%	22.5%
Occidental	40%	28%	75%	67.5%
Petroguin*	-	30%	-	10%

*The Government of Guinea Bissau has the right to back in to 30% equity on commercial discovery through the state oil company Petroguin on the Sinapa/Esperanca licenses.

** Premier has granted Fusion Oil & Gas the right to receive a 5% paying interest from Premier's interest in Block 2 (the Sinapa block) and in Blocks 4A and 5A (the Esperanca blocks), these rights to be exercised within 60 days of completion of the drilling of the next well on each block.